LE PETIT PARIS 75 LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	319,453.90
Total Income	**$319,453.90**
Cost of Goods Sold	
Supplies & Materials - COGS	64,936.24
Total Cost of Goods Sold	**$64,936.24**
GROSS PROFIT	**$254,517.66**
Expenses	
Advertising/Promotional	7,216.31
Auto Expenses	11,050.18
Bank Charges	2,735.70
Contract Labor	6,569.00
Dues & subscriptions	4,482.85
Insurance	12,781.07
Job Supplies	21,126.38
Meals	1,550.55
PARKING & TOLLS	1,426.68
PAYROLL TAX	23,105.23
Rent or Lease of Buildings	56,400.00
SALES TAX	22,165.00
Shipping, Freight & Delivery	402.81
State tax	2,338.86
Travel	1,458.21
Uniforms	1,287.28
Utilities	9,297.13
Total Expenses	**$185,393.24**
NET INCOME	**$69,124.42**

LE PETIT PARIS 75 LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CHASE BUS TOTAL SAV (2717) - 1	-4,799.31
Le petit Paris 75 (0261) - 1	153,303.87
Total Bank Accounts	**$148,504.56**
Total Current Assets	**$148,504.56**
TOTAL ASSETS	**$148,504.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CREDIT CARD (3923) - 1	3,857.06
K. HALLICHE (7278) - 1	10,599.97
L. HALLICHE (0816) - 1	604.64
Total Credit Cards	**$15,061.67**
Total Current Liabilities	**$15,061.67**
Total Liabilities	**$15,061.67**
Equity	
Opening Balance Equity	64,318.47
Retained Earnings	
Net Income	69,124.42
Total Equity	**$133,442.89**
TOTAL LIABILITIES AND EQUITY	**$148,504.56**

LE PETIT PARIS 75 LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	35,887.75
Adjustments to reconcile Net Income to Net Cash provided by operations:	
CREDIT CARD (3923) - 1	2,919.93
K. HALLICHE (7278) - 1	10,599.97
L. HALLICHE (0816) - 1	604.64
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**14,124.54**
Net cash provided by operating activities	**$50,012.29**
FINANCING ACTIVITIES	
Opening Balance Equity	64,318.47
Net cash provided by financing activities	**$64,318.47**
NET CASH INCREASE FOR PERIOD	**$114,330.76**
CASH AT END OF PERIOD	**$114,330.76**